UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,167,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,167,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,082
	10	SHARED DISPOSITIVE POWER

2,167,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,283,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ANTHONY AMBROSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ALAN B. HOWE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

SUSHIL (“SAM”) KAPOOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

JEFFREY S. PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		118,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

118,000
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

S. SHARIQ YOSUFZAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 03837J101

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.
Item	2 is hereby amended and restated to read as follows:

(a)This statement is filed by:

(i)Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii)Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo and with respect to the Shares directly and beneficially owned by it;

(iii)David L. Kanen, as the managing member of KWM and with respect to the Shares directly and beneficially owned by him;

(iv)Anthony Ambrose, as a nominee for the Board of Directors of the Issuer (the “Board”);

(v)Alan B. Howe, as a nominee for the Board;

(vi) Sushil (“Sam”) Kapoor, as a nominee for the Board and with respect to the Shares directly and beneficially owned by him;

(vii)PADNOS, a Michigan corporation, with respect to the Shares directly and beneficially owned by it;

(viii)Jeffrey S. Padnos, with respect to the Shares directly and beneficially owned by him and as a nominee for the Board; and

(ix) S. Shariq Yosufzai, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 of Amendment No. 3 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of Philotimo, KWM, Mr. Kanen and Mr. Kapoor is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076. The principal business address of Mr. Ambrose is c/o Data I/O Corporation, 6645 185th Ave. N.E., Suite 100, Redmond, Washington 98052. The principal business address of Mr. Howe is 10755 Scripps Poway Pkwy, #302, San Diego, California 92131. The principal business address of each of PADNOS and Mr. Padnos is 185 W. 8th Street, Holland, Michigan 49423. The principal business address of Mr. Yosufzai is 171 Alpine Terrace, Oakland, California 94618.

(c)The principal business of each of KWM and Philotimo is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM. The principal occupation of Mr. Ambrose is serving as Chief Executive Officer of Data I/O Corporation. The principal occupation of Mr. Howe is serving as Managing Partner of Broadband Initiatives, LLC. Mr. Kapoor is retired. The principal business of PADNOS is as a as a recycling company. The principal occupation of Mr. Padnos is serving as Chairman of PADNOS. Mr. Yosufzai is retired.

11

CUSIP NO. 03837J101

(d)No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Each of Messrs. Ambrose, Howe, Kanen, Kapoor, Padnos and Yosufzai are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,867,596 Shares beneficially owned by KWM is approximately $4,803,067, including brokerage commissions. The aggregate purchase price of the 300,000 Shares beneficially owned by Philotimo is approximately $714,460, including brokerage commissions. The aggregate purchase price of the 116,082 Shares beneficially owned by Mr. Kanen is approximately $268,290, including brokerage commissions.

The Shares purchased by Mr. Kapoor were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 4,000 Shares beneficially owned by Mr. Kapoor is approximately $9,958, including brokerage commissions.

The Shares purchased by PADNOS were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Padnos were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 205,200 Shares beneficially owned by PADNOS is approximately $869,361, excluding brokerage commissions. The aggregate purchase price of the 118,000 Shares beneficially owned by Mr. Padnos is approximately $356,557, excluding brokerage commissions.

12

CUSIP NO. 03837J101

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 23, 2018, KWM announced that it has added former Equinix, Inc. executive and proven business leader Sushil (“Sam”) Kapoor (the “Nominee”) to its slate of director nominees for election at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”). Mr. Kapoor replaces David L. Kanen as a Director Nominee for the Annual Meeting and joins Anthony Ambrose, Alan Howe, Jeffrey Padnos and S. Shariq Yosufzai as one of Kanen’s five highly-qualified director candidates for election at the Annual Meeting. The Reporting Persons note that the Issuer’s Amended and Restated Bylaws do not include advance notice provisions for stockholder nominations of director candidates. As previously disclosed in Amendment No. 3 to the Schedule 13D, the Reporting Persons believe that substantial change is required to the composition of the Issuer’s Board to ensure that the best interests of stockholders are paramount in the board room. The Reporting Persons believe that Mr. Kapoor has the qualifications to not only serve as a director of the Issuer, but also in a board leadership role where he can utilize his relevant expertise to help ensure that the required steps are taken to put the Issuer on the right track towards stockholder value creation. The Reporting Persons hope to continue their constructive dialogue with the Issuer’s management team and Board regarding opportunities to unlock value at the Issuer, including changes to Board composition.

Sushil (“Sam”) Kapoor, age 71, was the Chief Global Operations Officer of Equinix, Inc., a multinational company that specializes in internet connection and related services, since January 2008 until March 2018. As the Chief Operations executive at Equinix, Inc. since early 2001, Mr. Kapoor played a major role in steering the company from near bankruptcy to its current industry leading position. During this period Equinix, Inc. grew from 7 data centers in 6 markets in one country with annual revenue of less than $20 million to more than 180 data centers in 44 metros across 25 major countries spread over 4 continents with annual revenues exceeding $5 Billion. During the same period, the stock price grew from a split adjusted low of around $5 to its current price of more than $400. Mr. Kapoor served as Vice President of Operations of Equinix, Inc., from March 2001 to December 2006 and also served as its Senior Vice President of IBX Operations from December 2006 to January 2008. Prior to joining Equinix, Mr. Kapoor served as Vice President of hosting operations at UUNET Technologies, Inc., the Internet division of MCI (formerly known as WorldCom) from November 1999 to February 2001. He was responsible for the build-out and day-to-day operations of six hosting centers. From May 1995 to November 1999, he served as Vice President, Global Network Technology for Compuserve Network Services, an Internet access provider. Mr. Kapoor served as Senior Director of Telecommunications for over 10 years at Lexis-Nexis in Miamisburg. Mr. Kapoor holds an M.B.A. (Operations Research) from Miami University of Ohio and an M.S. in Electrical Engineering from the University of Cincinnati.

On April 24, 2018, KWM, together with its affiliates, filed its definitive proxy statement with the Securities and Exchange Commission in connection with the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,694,210 Shares outstanding, as of April 25, 2018, which is the total number of Shares outstanding as of the record date as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 17, 2018.

13

CUSIP NO. 03837J101

A.	Philotimo
(a)	As of the close of business on April 24, 2018, Philotimo beneficially owned 300,000 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 300,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 300,000

(c)	Philotimo has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
B.	KWM
(a)	As of the close of business on April 24, 2018, KWM beneficially owned 1,867,596 Shares. KWM, as the general partner of Philotimo, may also be deemed the beneficial owner of the 300,000 Shares owned by Philotimo.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,167,596
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,167,596

(c)	KWM has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
C.	Mr. Kanen
(a)	As of the close of business on April 24, 2018, Mr. Kanen directly beneficially owned 116,082 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 1,867,596 Shares owned by KWM and (ii) 300,000 Shares owned by Philotimo.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 116,082
2. Shared power to vote or direct vote: 2,167,596
3. Sole power to dispose or direct the disposition: 116,082
4. Shared power to dispose or direct the disposition: 2,167,596

(c)	Mr. Kanen has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
14

CUSIP NO. 03837J101

D.	Mr. Ambrose
(a)	As of the close of business on April 24, 2018, Mr. Ambrose does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ambrose has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
E.	Mr. Howe
(a)	As of the close of business on April 24, 2018, Mr. Howe does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Howe has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

F. Mr. Kapoor

(a) As of the close of business on April 24, 2018, Mr. Kapoor directly beneficially owns 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Kapoor since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
15

CUSIP NO. 03837J101

G.	PADNOS
(a)	As of the close of business on April 24, 2018, PADNOS beneficially owned 205,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 205,200

(c)	PADNOS has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
H.	Mr. Padnos
(a)	As of the close of business on April 24, 2018, Mr. Padnos directly beneficially owned 118,000 Shares. Mr. Padnos, as the Chairman of PADNOS, may also be deemed the beneficial owner of the 205,200 Shares owned by PADNOS.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 118,000
2. Shared power to vote or direct vote: 205,200
3. Sole power to dispose or direct the disposition: 118,000
4. Shared power to dispose or direct the disposition: 205,200

(c)	Mr. Padnos has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.
I.	Mr. Yosufzai
(a)	As of the close of business on April 24, 2018, Mr. Yosufzai does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Yosufzai has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

16

CUSIP NO. 03837J101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 20, 2018, Mr. Kapoor entered into a Joinder Agreement (the “Joinder Agreement”) to that certain Joint Filing and Solicitation Agreement, dated March 23, 2018, pursuant to which Mr. Kapoor agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joinder Agreement, dated April 20, 2018.

17

CUSIP NO. 03837J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

/s/ Anthony Ambrose
ANTHONY AMBROSE

/s/ Alan B. Howe
ALAN B. HOWE

/s/ Sushil (“Sam”) Kapoor
SUSHIL (“SAM”) KAPOOR

18

CUSIP NO. 03837J101

PADNOS

By:	/s/ Jeffrey S. Padnos
	Name:	Jeffrey S. Padnos
	Title:	Chairman

/s/ Jeffrey S. Padnos
JEFFREY S. PADNOS

/s/ S. Shariq Yosufzai
S. SHARIQ YOSUFZAI

19

CUSIP NO. 03837J101

SCHEDULE A

Transactions in the Shares of the Issuer since the filing of Amendment No. 4 the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

SUSHIL (“SAM”) KAPOOR

Purchase of Common Stock	4,000	2.4896	04/20/2018